INDIGO INTERNATIONAL, CORP.

68A NOWE TLOKI STREET, WOLSZTYN, POLAND 64200

TEL: 48.717.106630

FAX: 48.717.243634

E-MAIL: INDIGOINTERNATIONALCORP@GMAIL.COM

February 17, 2011

United States

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549

To the Attention of:  Mr. Brian McAllister, Mr. David Walz, Ms. Janice McGuirk and Ms. Pamela Howell

Re: Indigo International, Corp.

Registration Statement on Form S-1,

Filed on December 27, 2010

Filing No. 333-171423

Dear Mr. Brian McAllister, Mr. David Walz, Ms. Janice McGuirk and Ms. Pamela Howell:

Further to your letter dated February 17, 2011, concerning the deficiencies in Form S-1/A filed on January 27, 2011, we provide the following responses:

Summary, page 5

1. SEC Comment: We reissue comment two from our letter dated January 20, 2011. Please reconcile the number of shares outstanding, as disclosed on page 6, with disclosure on page 17. The disclosure on page 6 only refers to the 1,510,000 shares to be sold by selling shareholders in this offering. The disclosure on page 17 refers to 4,510,000 shares of common stock outstanding.

Response:  The number of shares outstanding prior to the offering, as disclosed on page 6, was reconciled with the disclosure on page 17:

“1,510,000 shares of our common stock to be sold in this prospectus are issued and outstanding as of February 17, 2011.  All of the common stock to be sold under this prospectus will be sold by existing shareholders.”

Risk Factors

2. SEC Comment: It is not clear why your prior risk factor “Because our sole director has an interest in a company involved in the same industry…” was removed. Please add back the risk factor and related disclosure or explain why you believe it is no longer a risk.

Response: In response to this comment we revised to clarify throughout the prospectus that Mr. Nawrot’s company “Gospodarstwo Orgodniczo Pieczarskie” is involved in the commercial production of mushrooms only; it is not a consulting company to the mushroom industry. Even though both companies operate in commercial mushroom growing industry, their business activities are not essentially similar. Therefore, we believed that our prior risk factor “Because our sole director has an interest in a company involved in the same industry…” was not applicable and it was removed from the prospectus.

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Description of Business

Agreement, page 24.

3. SEC Comment: We reissue comment 11 from our letter dated January 20, 2011. Please expand your disclosure in this section to name other businesses that Mr. Nawrot is involved with and specifically identify Mr. Nawrot’s other business interests referred to in the risk factor that was removed. Also, please provide a more detailed discussion of the potential conflict of interest, and how Mr. Nawrot will address conflicts in the future.

Response: In response to this comment we expanded our disclosure on page 24 of the prospectus to clarify that Mr. Nawrot’s company “Gospodarstwo Orgodniczo Pieczarskie” is the only company that Mr. Nawrot works for and there are no other businesses that Mr. Nawrot is involved with. We also provided a more detailed discussion of the potential conflict of interest, and how Mr. Nawrot will address conflicts in the future:

“Initially, our director Mr. Ireneusz Antoni Nawrot will work with the current consulting agreement.  In the future we also expect Mr. Nawrot to work on potential consulting agreements with other Polish/European companies. However, since our sole officer and director, Mr. Ireneusz Antoni Nawrot, owns his own agricultural company “Gospodarstwo Ogrodniczo Pieczarskie,” specializing in commercial production of white mushrooms (Agaricus bisporus) in Poland, he will only be devoting limited time to our operations.  Mr. Nawrot intends to devote approximately 30% (15 hours a week) of his business time to our affairs.  Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to him.  As a result, our operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations.  It is also possible that the demands on Mr. Nawrot from his own agricultural company “Gospodarstwo Ogrodniczo Pieczarskie” could increase with the result that he would no longer be able to devote sufficient time to the management of our business.  In addition, Mr. Nawrot may not possess sufficient time for our business if the demands of managing our business increase substantially beyond current levels. And finally, we have not adopted a policy that expressly prohibits our sole officer and director Mr. Nawrot from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in the future our sole officer and director Mr. Nawrot may favor his own interests over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.

Since 1988 “Gospodarstwo Ogrodniczo Pieczarskie”, a Polish based company specializing in commercial production of white mushrooms (Agaricus bisporus), is the only company Mr. Nawrot has worked for; there are no other businesses Mr. Nawrot had been or is involved with.”

Biographical Information, page 31

4. SEC Comment: We note your response to comment 16 from our later dated January 20, 2011. Please add disclosure to clarify whether Mr. Nawrot, directly or indirectly, provides or has provided, consulting to mushroom growers.

Response: We added disclosure to clarify that Mr. Nawrot does not provide and has not provided consulting to mushroom growers.

“Mr. Nawrot obtained a Bachelor’s degree in Agriculture from the Agricultural University of Poznan (August Cieszkowski Agricultural University of Poznan), located in Poland, in June 1981.  After graduation Mr. Ireneusz Antoni Nawrot has been working for various agricultural companies in Poland and Europe, whose businesses were involved in the production, processing, marketing and use of foods, fibers and byproducts from plant crops.  In 1988 Mr. Nawrot opened his own agricultural company “Gospodarstwo Ogrodniczo Pieczarskie,” specializing in commercial production of white mushrooms (Agaricus bisporus).  Since 1988 “Gospodarstwo Ogrodniczo Pieczarskie” is the only company Mr. Nawrot has worked for. Mr. Nawrot’s company “Gospodarstwo Orgodniczo Pieczarskie” is involved in the commercial production of mushrooms only; it is not a consulting company to the mushroom industry. Even though Mr. Nawrot has not provided consulting services to mushroom growers, his has over 22 years of experience in mushroom growing industry. His experience, qualifications and attributes have led to our conclusion that Mr. Ireneusz Antoni Nawrot should be serving as a member of our Board of Directors in light of our business and structure.  Mr. Nawrot has not been a member of the board of directors of any corporations during the last five years.  Mr. Nawrot intends to devote close to 30% (15 hours /week) of his time to planning and organizing activities of Indigo International, Corp.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Faiyaz Dean at:

Dean Law Corp.

601 Union Street, Suite 4200

Seattle, Washington 98101

Tel: 206.274.4598

Fax: 206.493.2777

Thank you.

Sincerely,

/S/Ireneusz Antoni Nawrot

Ireneusz Antoni Nawrot, President

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